SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Fly Leasing Limited

(Name of Issuer)

American Depositary Shares, each representing one common share, par value $0.001 per share

(Title of Class of Securities)

34407D109

(CUSIP Number)

Carlyle Aviation Services V UGP Ltd.

Carlyle Aviation Services V LP

SASOF International Master Fund V LP

Carlyle Aviation Elevate Ltd.

William D. Hoffman

Robert G. Korn

c/o Carlyle Aviation Partners Ltd.

848 Brickell Avenue, Suite 500, Miami, Florida 33131

305-579-2340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Carlyle Aviation Services V UGP Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%(2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Amendment No. 1 (as defined below) nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on 30,481,069 ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Carlyle Aviation Services V LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%(2)
14.	Type of reporting person (see instructions) PN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Amendment No. 1 (as defined below) nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on 30,481,069 ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. SASOF International Master Fund V LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%(2)
14.	Type of reporting person (see instructions) PN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Amendment No. 1 (as defined below) nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on 30,481,069 ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Carlyle Aviation Elevate Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%(2)
14.	Type of reporting person (see instructions) CO, HC

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Amendment No. 1 (as defined below) nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on 30,481,069 ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. William D. Hoffman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%(2)
14.	Type of reporting person (see instructions) IN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Amendment No. 1 (as defined below) nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on 30,481,069 ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Robert G. Korn
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2%(2)
14.	Type of reporting person (see instructions) IN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Amendment No. 1 (as defined below) nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on 30,481,069 ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D jointly filed by Carlyle Aviation Services V UGP Ltd., Carlyle Aviation Services V LP, SASOF International Master Fund V LP, Carlyle Aviation Elevate Ltd., William D. Hoffman and Robert G. Korn (each a “Reporting Person” and collectively, the “Reporting Persons”) on April 6, 2021 with respect to the American Depositary Shares, each representing one common share, par value $0.001 per share (the “ADSs”) of Fly Leasing Limited, a Bermuda exempted company (the “Issuer”) (the “Original Schedule 13D”). This Amendment No. 1 is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons. (Exhibit 1 to the Original Schedule 13D is incorporated herein by reference). The Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1). The Original Schedule 13D (as amended by Amendment No. 1) remains in full force and effect, except as specifically amended by this Amendment No. 1. This Amendment No. 1 is being filed solely to correct a scrivener’s error in connection with the percentage of the Issuer’s outstanding shares that are beneficially owned by the Reporting Persons. The Reporting Persons have not acquired beneficial ownership of any additional shares of the Issuer since March 27, 2021.

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Statement and the information set forth or incorporated by reference in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a-b) The following disclosure assumes there are 30,481,069 Shares outstanding, including ADSs, which the Issuer represented in the Merger Agreement to be the number of Shares outstanding as of March 24, 2021. The following disclosure also assumes that the Supporting Stockholders beneficially own 3,722,456 ADSs, which is the number of ADSs the Supporting Stockholders represented they beneficially own in their respective Voting Agreements.

As a result of the Voting Agreements, the Reporting Persons may be deemed to beneficially own 3,722,456 ADSs beneficially owned by the Supporting Stockholders collectively, which represents for the purposes of Rule 13d-3 promulgated under the Act, 12.2% of the issued and outstanding ADSs as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

Except as set forth above, no Reporting Person beneficially owns any ADSs. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the ADSs referred to herein for the purposes of Section 13(d) of the Act or the rules promulgated thereunder, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. All ADSs are reported to the knowledge of the Reporting Persons based on the representations of Issuer. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Section 13(d) of the Act or the rules promulgated thereunder. The filing of this Statement shall not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) of the Act or the rules promulgated thereunder.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any ADSs.

(c) Except as described in this Statement, no transactions in the ADSs have been effected during the past 60 days by any Reporting Person.

(d) To the knowledge of the Reporting Persons, no other person besides the Supporting Stockholders and those persons for whose ADSs the Supporting Stockholders report beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2021

Carlyle Aviation Services V UGP Ltd.

/s/ William D Hoffman
Name: William D. Hoffman
Title: Director

Carlyle Aviation Services V LP

By: Carlyle Aviation Services V UGP Ltd., its general partner

/s/ William D. Hoffman
Name: William D. Hoffman
Title: Director

SASOF International Master Fund V LP

By: Carlyle Aviation Services V LP, its general partner
By: Carlyle Aviation Services V UGP Ltd., its general partner

/s/ William D. Hoffman
Name: William D. Hoffman
Title: Director

Carlyle Aviation Elevate Ltd.

/s/ William D. Hoffman
Name: William D. Hoffman
Title: Director

Robert G. Korn
/s/ Robert G. Korn

William D. Hoffman
/s/ William D. Hoffman